Exhibit 42

DATED July 9, 2006

Francis P.T. Leung

Fiorlatte Limited

and

Pacific Century Regional Developments Limited

SHARE PURCHASE AGREEMENT relating to the sale and purchase of shares in PCCW Limited

Skadden, Arps, Slate, Meagher & Flom
42/F Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

REF: 098780/3/NAN

CONTENTS

			Page

1	.	Interpretation	1
2	.	Sale and purchase	4
3	.	Conditions	4
4	.	Consideration	5
5	.	Payment Dates and Completion	5
6	.	Warranties and undertakings	7
7	.	Voting	8
8	.	Effect of Completion	8
9	.	Remedies and waivers	8
10	.	Assignment	8
11	.	Entire Agreement	9
12	.	Notices	9
13	.	Confidentiality	10
14	.	Costs and expenses	11
15	.	Further assurance	11
16	.	Counterparts	11
17	.	Invalidity	11
18	.	Choice of governing law	12
19	.	Contracts (Rights of Third Parties) Act 1999	12
Schedule 1 (Conditions)			13
Schedule 2 (Completion arrangements)			14
Schedule 3 (Warranties)			15

THIS AGREEMENT is made on July 9, 2006

BETWEEN:

1.	FRANCIS P.T. LEUNG of 50/F Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong (“FL”);

2.	FIORLATTE LIMITED, a company incorporated in the British Virgin Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Purchaser”); and

3.	PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED of 6 Battery Road, #38-02 Singapore 049909 (the “Seller”).

WHEREAS the Seller has agreed to sell and the Purchaser has agreed to purchase and pay for the Shares (as defined in this Agreement) in each case on the terms and subject to the conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement and the Schedules to it:

“Authority”	means any competent governmental, administrative, supervising or regulatory body or authority;

“Business Day”	a day (other than a Saturday or a Sunday) on which banks are opened for business in Hong Kong and Singapore;

“Companies Ordinance”	means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Company”	means PCCW Limited, a company incorporated in Hong Kong with limited liability and whose securities are listed on the Hong Kong Stock Exchange;

“Completion”	means completion of the sale and purchase of the Shares under this Agreement;

“Conditions”	means the conditions precedent listed in Schedule 1 (Conditions);

“Consents”	means any licence, consent, permit, approval, permission, waiver, order or exemption;

“Consideration”	the consideration for the sale of the Shares referred to in

clause 4 (Consideration);

“Escrow Account”	means an interest bearing account maintained with a licensed bank in Hong Kong;

“Escrow Agent”	means Dibb Lupton Alsop;

“Escrow Agreement”	means an escrow agreement entered into between the Purchaser, the Seller and the Escrow Agent dated the date of this Agreement;

“Final Payment Date”	means the date which is 18 months after the First Payment Date or, if that date is not a Business Day, the immediately preceding Business Day;

“First Payment Date”	means ten (10) Business Days following the day on which the last in time of the Conditions (except such Conditions which are expressed to be satisfied on or as at the First Payment Date, but subject to the satisfaction or waiver of such Conditions in accordance with this Agreement) shall have been satisfied or waived in accordance with this Agreement or such other date as the Parties may agree;

“HK$”	means Hong Kong dollars;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Parties”	means the parties to this Agreement and “Party” means either of them;

“Payment Dates”	means the First Payment Date, the Second Payment Date and the Final Payment Date;

“Scheme”	means the scheme of arrangement on the terms announced as at the date of this Agreement and proposed by the Seller to its shareholders under Section 210 of the Companies Act of Singapore pursuant to the terms of the Scheme Implementation Agreement;

“Scheme Implementation Agreement”	means the agreement dated January 26, 2006 and made between Newbridge Century Ltd, TPG Century Ltd and the Seller;

“Second Payment Date”	means the date which is 12 months after the First Payment Date or, if that date is not a Business Day, the immediately preceding Business Day;

“Seller’s Solicitors”	means Skadden, Arps, Slate, Meagher & Flom;

“Shares”	means 1,526,773,301 shares of HK$0.25 each in the share capital of the Company, representing approximately 22.66 per cent. of the total issued share capital of the Company as at the date of this Agreement, or shares resulting from any subdivision, consolidation or reclassification of those shares, less (i) the number of such shares, if any, (a) still comprised as at the Second Payment Date in the exchange property under, (b) transferred (pursuant to the exercise (if any) of exchange or redemption rights) by the Seller prior to the Second Payment Date to the holder(s) of, and/or (c) in respect of which security has as at the Second Payment Date been granted by the Seller to secure its obligations under, the US$250,000,000 (of which only US$150,000,000 is outstanding at the date of this Agreement) secured redeemable exchangeable bonds due 2006 of the Seller and (ii) the number of such shares, if any, which are the subject of any security interest granted by the Seller to secure any financing granted to it or any of its subsidiaries at the Second Payment Date;

“US$”	United States dollars;

“Warranties”	means, unless otherwise specified, the warranties set out in Schedule 3 (Warranties) given by the Seller and “Warranty” shall be construed accordingly; and

“Working Hours”	means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2	In this Agreement, unless otherwise specified:

	(A)	references to clauses, sub-clauses, paragraphs, sub-paragraphs and Schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of, and Schedules to, this Agreement;

	(B)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

	(C)	“subsidiary” shall have the meaning given to it in the Companies Ordinance;

	(D)	the Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules.

2.	SALE AND PURCHASE

2.1	The Seller shall sell or procure the sale and the Purchaser shall purchase and pay for the Shares free from all charges and encumbrances and from all other rights exercisable by or claims by third parties, together with all rights attached or accruing to them at Completion.

2.2	Subject to the satisfaction or waiver of the Conditions, any dividend or any other kind of distribution declared or made on or after the date of this Agreement by the Company and received by the Seller in respect of the Shares shall belong to the Purchaser, and the Seller shall retain and then apply any such cash dividend or distribution (together with interest deemed to accrue thereon at the rate of 6.5 per cent per annum) towards payment of the sums due from the Purchaser on the Final Payment Date. Any non-cash dividend or distribution shall be retained by the Seller until payment in full of the total Consideration.

3.	CONDITIONS

3.1	The sale and purchase of the Shares pursuant to this Agreement are in all respects conditional upon the satisfaction or waiver of the Conditions.

3.2	The Seller will use all reasonable endeavours to fulfil or procure the fulfilment of the Condition listed in sub-paragraph 1.1 of Schedule 1 (Conditions) before November 30, 2006 and will notify the Purchaser in writing upon satisfaction of such condition.

3.3	The Seller and the Purchaser will use all reasonable endeavours to fulfil or procure the fulfilment of the Condition listed in sub-paragraph 2.1 of Schedule 1 (Conditions) as soon as possible and in any event before November 30, 2006 and will notify the other in writing upon satisfaction of each such condition.

3.4	Each Party shall provide all information and assistance to or otherwise co-operate with the other Party as reasonably required by that other Party in connection with the satisfaction of the Conditions. Each Party shall also provide all information, financial or otherwise, that may reasonably be required by the other Party in connection with any announcement or circular or as may otherwise be required by that other Party in order to comply with any requirement of any government entity, securities exchange or other regulatory body.

3.5	The Purchaser may, with the consent of the Seller, waive in whole or in part the Conditions listed in sub-paragraphs 2.1 and 3.1 of Schedule 1 (Conditions). The

Seller may waive the Conditions listed in sub-paragraphs 2.1 and 3.1 of Schedule 1 (Conditions).

3.6	Each of the Seller and the Purchaser undertakes to disclose in writing to the other anything which will or may prevent any of the Conditions from being satisfied on or prior to November 30, 2006 immediately when it comes to the notice of either of them.

3.7	If any of the Conditions is not fulfilled or waived by the Purchaser or the Seller, as the case may be, on or before 5.00 p.m. on November 30, 2006 or such later time and date as may be agreed in writing between the Seller and the Purchaser then, subject to sub- clause 3.8, this Agreement shall automatically terminate.

3.8	If this Agreement terminates in accordance with sub-clause 3.7 (and without limiting the Parties’ right to claim damages) all obligations of the Parties under this Agreement shall end (except for the provisions of clause 13 (Confidentiality)) but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist.

4.	CONSIDERATION

4.1	The total consideration for the sale of the Shares shall be the payment by the Purchaser of the aggregate amount of HK$6.00 per Share (being, in the case of the full number of 1,526,773,301 Shares the aggregate amount of HK$9,160,639,806) which shall be payable on the Payment Dates in accordance with clause 5 (Payment Dates and Completion).

4.2	The Purchaser shall on the Business Day immediately following the date of this Agreement deposit the sum of HK$500,000,000 into the Escrow Account, such sum to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement.

4.3	Interest shall accrue on the total Consideration (less any amount paid by the Purchaser to the Seller in accordance with this clause 4) from the First Payment Date to the date of actual payment (both before and after judgment) at an annual rate of 6.5 per cent. All interest shall be calculated on the basis of the number of actual days elapsed over a 365 day year on a straight line basis. Interest accrued in accordance with this clause 4.3 shall be payable semi-annually after the First Payment Date.

5.	PAYMENT DATE AND COMPLETION

5.1	On the First Payment Date, the Purchaser shall:

(A)	instruct the Escrow Agent to pay all sums standing to the credit of the Escrow Account by way of telegraphic transfer in same day available funds to such account as the Seller shall notify the Purchaser in writing not less than one (1) Business Day before the First Payment Date; and

(B)	pay to the Seller by way of telegraphic transfer in same day available funds to such account as the Seller shall notify the Purchaser in writing the amount of HK$2,748,191,941.80 less the amount paid pursuant to sub-paragraph (A) above.

5.2	On the Second Payment Date, the Purchaser shall pay to the Seller by way of telegraphic transfer in same day available funds to such account as the Seller shall notify the Purchaser in writing not less than one (1) Business Day before the Second Payment Date the aggregate amount of HK$780,000,000 (plus any interest accrued and payable in accordance with clause 4.3);

5.3	On the Final Payment Date, the Purchaser shall pay to the Seller by way of telegraphic transfer in same day available funds to such account as the Seller shall notify the Purchaser in writing not less than one (1) Business Day before the Final Payment Date the balance of the total Consideration then outstanding (plus any interest accrued and payable in accordance with clause 4.3) less the amount of any cash dividend received by the Seller (together with deemed interest thereon) as referred to in clause 2.2;

5.4	Completion shall take place at 11.00 a.m. on the Final Payment Date at the offices of the Seller’s Solicitors at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

5.5	At Completion the Seller shall do those things listed in Schedule 2 (Completion arrangements) and the Purchaser shall make the payment referred to in clause 5.3.

5.6	Neither the Purchaser nor the Seller shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.

5.7	If, at any time prior to Completion, FL shall cease to own 50% or more of the voting shares, or to have the right to control the management and policies, of the Purchaser, the Seller may, at any time thereafter, give notice in writing to the Purchaser to demand the immediate payment of the total Consideration then outstanding, together with all interest accrued thereon, whereupon the Purchaser shall on the date specified in such notice by the Seller pay the amount of the total Consideration then outstanding, together with all interest accrued thereon, to the Seller by way of telegraphic transfer in same available funds to such account as the Seller shall specify in such notice, the Seller and the Purchaser shall complete the sale and purchase of the Shares and the Seller shall do the things specified in clause 5.5.

5.8	The Purchaser may elect to complete the sale and purchase of the Shares at any time on or after December 20, 2006 provided that (i) a written notice of such election is delivered by the Purchaser to the Seller at least 7 Business Days in advance and (ii) the balance of the total Consideration (including accrued interest) is fully paid by the Purchaser on Completion. In such case, the Purchaser shall on the date specified in such notice by the Seller pay the amount of the total Consideration then outstanding, together with all interest accrued thereon, to the Seller by way of telegraphic transfer in same available funds to such account as the Seller shall notify to the Purchaser not less than one (1) Business Day before the date of Completion, the Seller and the Purchaser shall complete the sale and purchase of the Shares and the Seller shall do the things specified in clause 5.5.

6.	WARRANTIES AND UNDERTAKINGS

6.1	The Seller warrants to the Purchaser that each of the Warranties will be accurate in all material respects at Completion.

6.2	The Seller shall provide a certificate to the Purchaser on the Second Payment Date specifying the number of Shares for the purpose of the definition of “Shares” in clause 1.1.

6.3	The Purchaser warrants to the Seller that:-

	(A)	it has the requisite power and authority to enter into and perform this Agreement;

	(B)	the obligations of the Purchaser under this Agreement constitute valid and binding obligations of the Purchaser enforceable in accordance with their respective terms;

	(C)	the execution and delivery of, and the performance by the Purchaser of its obligations under, this Agreement will not:

		(i)	result in a material breach of any provision of the memorandum and articles of association or other constitutional documents of the Purchaser;

		(ii)	result in a material breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound;

		(iii)	so far as the Purchaser is aware, result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound; or

		(iv)	require the consent of its shareholders or of any other person, except as may be required by applicable laws, or any relevant Authority in relation to the licences held by the Company or any of its subsidiaries which are material to its business.

6.4	FL represents and warrants that he is, at the date of this Agreement, the holder of 100% of the voting shares of the Purchaser and that, on Completion, he will be the holder of 50% or more of the voting shares of the Purchaser.

6.5	FL is a party to this Agreement solely for the purpose of the representation and warranty given in clause 6.4.

7.	VOTING

7.1	If and for so long as the Purchaser shall have complied with its obligations under this Agreement, the Seller shall with effect from the First Payment Date (i) exercise, or cause to be exercised, the voting rights attached to the Shares in accordance with the written instructions of the Purchaser, and (ii) if so requested by the Purchaser, appoint a corporate representative nominated by the Purchaser with power to exercise such voting rights. The Seller’s obligations under this clause 7.1 are subject to any existing financing arrangements (and the security therefor) by which the Seller or any of its subsidiaries is bound.

8.	EFFECT OF COMPLETION

8.1	Any provision of this Agreement and any other documents referred to in it which is capable of being performed after but which has not been performed at or before Completion and all Warranties and covenants and other undertakings contained in or entered into pursuant to this Agreement shall remain in full force and effect notwithstanding Completion.

9.	REMEDIES AND WAIVERS

9.1	No delay or omission by any Party in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall:

(A) affect that right, power or remedy; or

(B) operate as a waiver thereof.

9.2	The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

9.3	Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

10.	ASSIGNMENT

10.1	No Party shall assign, or purport to assign, all or any part of the benefit of, or its rights or benefits under, this Agreement (together with any causes of action arising in connection with any of them).

11.	ENTIRE AGREEMENT

11.1	This Agreement constitutes the whole and only agreement between the Parties relating to the sale and purchase of the Shares. In entering into this Agreement, each Party acknowledges that it is not relying upon any pre-contractual statement between the Seller and the Purchaser which is not expressly set out in them.

11.2	This Agreement may only be varied in writing signed by each of the Parties.

12.	NOTICES

12.1	Except as otherwise provided in this Agreement, a notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.

12.2	Notices under this Agreement shall be sent to a Party at its address or facsimile number and for the attention of the individual set out below:

	Attention	Address	Facsimile number
FL:	Francis P.T. Leung	50/F Citibank Tower	(852) 2881 0785
Citibank Plaza
3 Garden Road
Hong Kong

Purchaser:	Francis P.T. Leung	50/F Citibank Tower	(852) 2881 0785
Citibank Plaza
3 Garden Road
Hong Kong

Seller:	Company Secretary	6 Battery Road	(65) 6230 8777
#38-02 Singapore 049909

provided that a Party may change its notice details on giving notice to the other Party of the change in accordance with this clause. That notice shall only be effective on the day falling five (5) clear Business Days after the notification has been received or such later date as may be specified in the notice.

12.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

	(A)	if delivered personally, on delivery;

	(B)	if sent by post, two (2) clear Business Days after the date of posting; and

	(C)	if sent by facsimile, when despatched.

12.4	Despite the provisions of sub-clause 12.3, any notice given under clauses 6 (Seller's Warranties and undertakings) shall not be effective until received by the intended recipient.

12.5	Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

13.	CONFIDENTIALITY

13.1	Each Party shall treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to:

	(A)	the provisions of this Agreement;

	(B)	the negotiations relating to this Agreement;

	(C)	the subject matter of this Agreement; or

	(D)	the other Party

and the Purchaser shall also treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to the Seller.

13.2	Notwithstanding the other provisions of this clause, either Party may disclose confidential information:

	(A)	if and to the extent required by law or for the purpose of any judicial proceedings;

	(B)	if and to the extent required by existing contractual obligations;

	(C)	if and to the extent required by any securities exchange or regulatory or governmental body to which that Party is subject or submits, wherever situated, including (among other bodies) the Hong Kong Stock Exchange, whether or not the requirement for information has the force of law;

	(D)	if and to the extent required to vest the full benefit of this Agreement in that Party;

	(E)	to its professional advisers, auditors and bankers;

	(F)	if and to the extent the information has come into the public domain through no fault of that Party; or

	(G)	if and to the extent the other Party has given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

Any information to be disclosed pursuant to paragraph (A), (B) or (C) shall be disclosed only after consultation with the other Party.

13.3	The restrictions contained in this clause shall continue to apply after Completion or termination of this Agreement without limit in time.

14.	COSTS AND EXPENSES

Except as otherwise stated in any other provision of this Agreement, each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Shares and the preparation, execution and carrying into effect of this Agreement, the Share Purchase Documents and all other documents referred to in this Agreement and no expense of whatever nature relating to the sale and purchase of the Shares has been or is to be borne by the Company or any of its subsidiaries. Any stamp duty arising under the provisions of the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) in respect of the purchase and sale of the Shares shall be borne equally by the Seller and the Purchaser.

15.	FURTHER ASSURANCE

Each Party shall from time to time at its own cost, on being required to do so by the other Party, now or at any time in the future, do or procure the doing of all such acts and/or execute or procure the execution of all documents in a form satisfactory to that other Party which that other Party may reasonably consider necessary for giving full effect to this Agreement and securing to that other Party the full benefit of the rights, powers and remedied conferred upon that other Party in this Agreement.

16.	COUNTERPARTS

16.1	This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart.

16.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

17.	INVALIDITY

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

	(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

	(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

18.	CHOICE OF GOVERNING LAW

18.1	This Agreement shall be governed by and construed in accordance with the laws of England.

18.2	In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement (“Proceedings”) each of the parties irrevocably submits to the exclusive jurisdiction of the English courts and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that the Proceedings have been brought in an inappropriate forum.

19.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

19.1	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement except and to the extent (if any) that this Agreement expressly provides for such Act to apply to any of its terms.

Schedule 1
(Conditions)

1.	Seller consents

1.1	The passing at a duly convened and held general meeting of the Seller of a resolution to approve the arrangements described in this Agreement in accordance with the requirements of the listing rules of Singapore Exchange Securities Trading Limited.

2.	Regulatory consents

2.1	The following Consents required in connection with the sale and purchase of the Shares having been obtained:

	(A)	a waiver and/or approval from the Broadcasting Authority of Hong Kong under the conditions of the Domestic Pay Television Programme Service Licence issued by the Chief-Executive-in-Council to PCCW Media Limited (formerly PCCW VOD Limited) on 23 September 2003 to accommodate the proposed change in ownership of the Shares;

	(B)	if required, a waiver by Hong Kong Cyberport Development Holdings Limited, Hong Kong Cyberport Management Company Limited and/or Hong Kong Cyberport (Ancillary Development Limited) of any event of default under the terms of a project agreement dated 17 May 2000 between such parties and the Company and Cyber-Port Limited (as supplemented and amended from time to time and including any documents ancillary thereto) arising from any change in control of the Company pursuant to the sale and purchase of the Shares; and

	(C)	approval by the United States Federal Communications Commission (“US FCC”), the Committee on Foreign Investment in the United States (“CFIUS”) or any other relevant regulatory authority in the United States in respect of the Section 214 authorisation issued by the US FCC or the Company’s investment in Reach Limited.

3.	Scheme

3.1	The Scheme lapsing or being withdrawn and/or the Scheme Implementation Agreement being terminated in accordance with its terms.

     Schedule 2
(Completion arrangements)

At Completion, the Seller shall deliver to the Purchaser or the Purchaser’s solicitors:

(A)	a duly executed instrument of transfer (such instrument being pre-stamped with HK$5 stamp duty) and sold note in favour of the Purchaser or as it may direct in respect of the Shares;

(B)	the share certificate(s) representing the Shares; and

(C)	a cheque in favour of “The Government of the Hong Kong Special Administrative Region” in an amount equal to one half of the total stamp duty payable in respect of the transfer of the Shares.

Schedule 3
(Warranties)

1.	Ownership of the Shares

1.1	The Seller is the sole beneficial owner of all the Shares.

1.2	On Completion, the Seller will have full right, power and authority to sell and transfer, and will on Completion sell and transfer the full legal and beneficial ownership of, the Shares and there will be no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance or equity on, over or affecting the Shares or any of them.

2.	Capacity of the Seller

2.1	The Seller has the requisite power and authority to enter into and perform this Agreement.

2.2	The obligations of the Seller under this Agreement constitute binding obligations of the Seller in accordance with their respective terms except as such enforceability may be limited under applicable bankruptcy, insolvency, fraudulent transfer, reorganisations or similar laws of general applicability relating to or affecting creditors rights and to general equitable principles.

This Agreement has been entered into on the date stated at the beginning.

By:	/s/ Francis P.T. Leung

Name: Francis P.T. Leung

FIORLATTE LIMITED

By:	/s/ Francis P.T. Leung

Name: Francis P.T. Leung

PACIFIC CENTURY REGIONAL
DEVELOPMENTS LIMITED

By:	/s/ Richard Li

Name: Richard Li